Exhibit 21.1

Subsidiaries of the Registrant

Name of Subsidiary	Place of Incorporation

China LianDi Clean Technology Engineering Ltd.	BVI
Hua Shen Trading (International) Ltd.	Hong Kong
Petrochemical Engineering Ltd.	Hong Kong
Bright Flow Control Ltd.	Hong Kong
Beijing JianXin Petrochemical Technology Development Ltd.	PRC